11/16

05013321

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumco Corporation

*CURRENT ADDRESS 2-1, Shibaura 1-chome
Minato-Ku, Tokyo 105-8634
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

FILE NO. 82- 34936 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 12/16/05

Exhibit A

SUMCO

English top

SUMCO CORPORATION

October 25, 2005

A decision from the Opposition Division of European Patent Office

A patent infringement lawsuit filed by MEMC, a U.S. silicon wafer manufacturer, is still ongoing. SUMCO claims that the patent is invalid and not infringed and has the same position with respect to the patent's counterparts in other countries. SUMCO opposed MEMC's European counterpart patent EP 0 972 094 ("EP '094"). The grounds for SUMCO's opposition are that the European patent is invalid. An Oral Proceeding took place before the Opposition Division of the European Patent Office (EPO). The ruling from the Opposition Division is as follows:

1) The granted claim 1, which was directed to a defect free silicon wafer, was found to be invalid for lack of novelty in view of the prior art.
2) The Opposition Division accepted the patent only in amended form, wherein the patent now claims 200 mm or greater than 200 mm.

SUMCO's opinion regarding the above items is as follows:

1) The meaning of this ruling is significant since the novelty, which is the most important requirement to patentability, was taken away. SUMCO believes that this ruling will give a great influence to the decision on the patentability of its counterpart patent in other countries.
2) The Opposition Division decided to maintain MEMC's patent only in amended form. The sole reason why the Opposition Division upheld MEMC's patent in amended form resides in the enlargement of the nominal diameter. There are strong arguments against that point.

SUMCO will appeal the Opposition Division's ruling and it strongly believes that there is a solid basis to successfully obtain a favorable decision in the Appeal Proceedings.

In addition, it is noted that the Japanese Patent Office rejected the counterpart patent filed in Japan in July of this year.

SUMCO

SUMCO CORPORATION

English top

October 4, 2005

A CAFC's decision regarding a patent infringement lawsuit

A patent infringement lawsuit filed by MEMC, a U.S. silicon wafer manufacturer, in the Northern District Court of California in December 2001 ended in April 2004 with a final judgment of non-infringement in favor of SUMCO ("the first judgment"). Both parties appealed to the Court of Appeals for the Federal Circuit (CAFC). On August 22, 2005, the CAFC issued a decision that "affirmed-in-part, reversed-in-part, and remanded" the first judgment. The decision and text of the decision are as follows:

First, with respect to "affirmed-in-part", the CAFC affirmed the judgment by the district court that "SUMCO cannot be liable for direct infringement". Regarding "reversed-in-part and remanded", the CAFC decided that "there are genuine issues of material fact" with regard to the judgment by the district court that SUMCO is not liable for induced infringement. The CAFC stated "that part of the district court's judgment is thus reversed, and the case is remanded to the district court for further proceedings". The CAFC also stated that the further proceedings will involve

(i) construing the claims of the patent;
(ii) determining whether a third party other than SUMCO directly infringes;
and (iii) determining whether, if there is direct infringement on the part of the third party, SUMCO induces that infringement.

Thus, the remanded case will be conducted consistent with the CAFC's decision. Finally, both SUMCO's cross-appeal regarding attorney's fees and MEMC's appeal regarding the district court's striking of MEMC's infringement claim charts, were rejected by the CAFC.

Exhibit B

Exhibit B-1

(Summary English Translation)

November 7, 2005

To whom it may concern:

Naoyuki Hosoda,
President and Representative Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo
(Code Number: 3436)

Announcement of Determination of Offer Price, Number of Shares to be Offered for Sale In and Outside Japan and Number of Shares to be Offered for Sale through Over-allotments

The offer price for the issue of new shares and for the sale of existing shares (the "Offer Price"), the number of existing shares to be offered for sale in and outside Japan, and the number of existing shares to be offered for sale through over-allotments have been determined as follows:

1. Offer Price:	3,300 yen per share
2. Number of existing shares to be offered for sale:	(i) Offering for sale through subscription and purchase by underwriters: 10,020,000 shares to be offered for sale in Japan; and 14,400,000 shares to be offered for sale outside Japan. (ii) Offering for sale through over-allotments: 4,380,000 shares

Note:
This document is a press release, and as such, it is not intended to solicit investments. Investors are advised to carefully read the "Prospectus for Issuance of New Shares and Offering for Sale of Existing Shares" (and amendments thereto) prepared by the Company and to make investments based on your own discretion. This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

The total of (i) and (ii) above is 28,800,000 shares.

3. Basis for the determination of Offer Price:

For determining the Offer Price, we conducted book building primarily for institutional investors in and outside Japan, based on provisional terms of the price range being from 2,900 yen to 3,300 yen. We received the application for the shares in demands for subscription to the extent of approximately (i) 19,200,000 shares to be issued in Japan by way of a public offering, 10,020,000 existing shares to be offered in Japan for sale through subscription and purchase by underwriters, and a maximum of 4,380,000 existing shares to be offered for sale in Japan through over-allotments and (ii) 14,400,000 shares to be offered for sale outside Japan through subscription and purchase by underwriters (collectively, the "Number of Shares to be Offered").

Features of the book building were as follows: (i) the aggregate number of shares in demand for subscription was sufficiently greater than the Number of Shares to be Offered; (ii) a great number

of applications for the subscription were made; and (iii) the number of shares in demand for subscription corresponded to the maximum price of the provisional terms.

As a result of the above-mentioned book building, the Offer Price has been determined to be 3,300 yen per share, comprehensively considering that demand is expected to exceed the Number of Shares to be Offered and factors such as the condition of the current stock market, popularity of the newly issued shares in the recent stock market and the volatility risk for the period until the listing date. The underwriting price has determined to be 3,135 yen per share.

The numbers of existing shares to be offered for sale have been determined to be 10,020,000 shares in Japan, 14,400,000 shares outside Japan and 4,380,000 shares through over-allotments.

For any press related inquiries concerning this announcement, please contact Public Relations and IR Group, SUMCO CORPORATION. Telephone: 03-5444-3915 (direct)

Exhibit B-2

(Summary English Translation)

October 24, 2005

To whom it may concern:

Naoyuki Hosoda,
President and Representative Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo
(Code Number: 3436)

Announcement of Determination of Issue Price of New Shares and Provisional Terms for Book Building

At the meeting of the Board of Directors of the Company held on October 23, 2005, the Company determined the issue price and other undetermined matters in connection with the issuance of new shares by way of a public offering which was approved at the meeting of the Board of Directors of the Company held on October 12, 2005.

Please note that such issue price differs from the offer price to be determined at a later date by the book building and the amount to be paid by the underwriters to the Company (the underwriting price). The particulars are as follows:

1. Issue price — 2,465 yen per share; provided, however, if the underwriting price falls below the issue price, the issuance of new shares shall be cancelled.
2. Portion of the issue price that will not — 1,232 yen per share.

be accounted for as stated capital	Any difference between the underwriting price and the issue price shall not be accounted for as stated capital.
3. Provisional terms of the offer price	The price range is from 2,900 yen to 3,300 yen.

For any press related inquiries concerning this announcement, please contact Public Relations and IR Group, SUMCO CORPORATION. Telephone: 03-5444-3915 (direct)

Exhibit B-3

(Summary English Translation)

October 12, 2005

To whom it may concern:

Naoyuki Hosoda,
President and Representative Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo
(Code Number: 3436)

Forecast of Business Results for the Year Ending January 31, 2006

The forecast of business results of the Company for the year ending January 31, 2006 (from February 1, 2005 to January 31, 2006) is as follows:

[Consolidated Annual Results] (million yen, %)

Term / Item	Year ending January 31, 2006 (estimated)			Year ended January 31, 2005 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Net Sales	205,000	100.0	106.1	193,123	100.0
Ordinary income	33,000	16.1	129.4	25,502	13.2
Net income	19,000	9.3	174.9	10,866	5.6
Net income per share	158.73 yen			208,639.39 yen (108.12 yen)	

Note:
This document is a press release, and as such, it is not intended to solicit investments. Investors are advised to carefully read the "Prospectus for Issuance of New Shares and Offering for Sale of Existing Shares" (and amendments thereto) prepared by the Company and to make investments based on your own discretion. This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

[Non-Consolidated Annual Results] (million yen, %)

Term / Item	Year ending January 31, 2006 (estimated)			Year ended January 31, 2005 (actual)	
		Composition ratio	Percentage compared to previous year		Composition ratio
Net Sales	180,000	100.0	109.0	165,126	100.0
Ordinary income	31,000	17.2	121.6	25,498	15.4
Net income	18,500	10.3	159.3	11,611	7.0
Net income per share	154.55 yen			222,942.27 yen (115.53 yen)	
Dividend per share	15 yen			-	

(Note)

1. The Company has implemented a stock split by the ratio of 1,500 shares of common stock per share thereof on May 12, 2005. The amounts in the parentheses above are the amounts per share if the relevant net incomes per share are adjusted retroactively taking into account the effect of such stock split.

2. The net income per share for the year ended January 31, 2005 was calculated based on the average of the number of issued shares during the year. The net income per share for the year ending January 31, 2006 (estimated) is calculated based on the scheduled aggregate number of issued shares as of the end of the year (119,700,000 shares) including the number of shares scheduled to be offered by the public offering (19,200,000 shares).

3. The amount not attributable to the shareholders of common stock of the Company, such as remuneration for officers, is not deducted from the estimated net income for the year upon calculating the net income per share for the year ending January 31, 2006 (estimated).

For any press related inquiries concerning this announcement, please contact Public Relations and IR Group, SUMCO CORPORATION. Telephone: 03-5444-3915 (direct)

(Summary English Translation)

October 12, 2005

To whom it may concern:

Naoyuki Hosoda,
President and Representative Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo
(Code Number: 3436)

Announcement of Issuance of New Shares and Offering for Sale of Existing Shares

At the meeting of the Board of Directors of the Company held on October 12, 2005, the Company resolved to issue new shares and offer for sale of existing shares upon the listing of the shares of the Company on the Tokyo Stock Exchange as follows.

1. Issuance of New Shares by way of a Public Offering

(1) Number of new shares to be issued:	19,200,000 shares of common stock
(2) Issue price:	To be determined at the meeting of the Board of Directors to be held on October 23, 2005; however, if the underwriting price (the amount to be paid by the underwriters to the Company) falls below the issue price, the issuance of new shares shall be cancelled.
(3) Portion of the issue price that will not be accounted for as	To be determined at the meeting of the Board of Directors to be held on October 23, 2005.

Note:
This document is a press release, and as such, it is not intended to solicit investments. Investors are advised to carefully read the "Prospectus for Issuance of New Shares and Offering for Sale of Existing Shares" (and amendments thereto) prepared by the Company and to make investments based on your own discretion. This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

stated capital:

(4)	Offer price for the issue:	Undetermined. (After the issue price is determined, a price range equal to or higher than the issue price will be presented to the market as the provisional terms for determination of the offer price for the issue. Taking into consideration the market demand for the shares resulting from such provisional terms, the fluctuation in the stock market and other factors, the offer price for the issue is scheduled to be determined on November 7, 2005.)
(5)	Method of public offering:	Public offering in Japan through subscription and purchase of all offered shares by Daiwa Securities SMBC Co. Ltd., Mitsubishi UFJ Securities Co., Ltd., Mizuho Securities Co., Ltd., Nikko Citigroup Limited, Nomura Securities Co., Ltd. and Monex Beans, Inc. If the offering for sale in Japan, among the offerings for sale set forth in Section 2 below, is cancelled, the issuance of the new shares shall also be cancelled.
(6)	Place of handling of payment:	The Bank of Tokyo-Mitsubishi, Ltd., head office; Sumitomo Mitsui Banking Corporation, Osaka head office, Corporate Banking Department; The Sumitomo Trust and Banking Company, Limited, Tokyo Business Department; Mitsubishi UFJ Trust and Banking Corporation, head office; Mizuho Corporate Bank, Ltd., head office; and

		The Norinchukin Bank, head office.
(7)	Consideration for underwriters:	No commission shall be paid for subscription. In place thereof, the sum of the difference between the offer price for the issue and the underwriting price (the amount to be paid by the underwriters to the Company) shall be received by the underwriters. The underwriting price is scheduled to be determined on November 7, 2005.
(8)	Period during which applications for subscription are to be accepted by the securities companies:	From November 9, 2005 (Wednesday) to November 14, 2005 (Monday)
(9)	Unit of shares for subscription:	100 shares
(10)	Payment date:	November 16, 2005 (Wednesday)
(11)	Delivery date of share certificates:	November 17, 2005 (Thursday)
(12)	Date of the commencement of the calculation of dividends:	August 1, 2005 (Monday)

(13) Other matters in connection with the issuance of the new shares, for which the authorization of the Board of Directors is required, will be determined at future Board of Directors meetings.

(14) Each of the foregoing items shall be subject to the securities registration under the Securities and Exchange Law.

2. Offering for Sale of Existing Shares

(1)	Number of shares to be sold:	(i) Offering for sale through subscription and purchase by the underwriters: 24,420,000 shares of common stock. Such 24,420,000 shares will be broken down

into 10,020,000 shares to be offered for sale in Japan (the "offering for sale in Japan") and 14,400,000 shares to be offered for sale outside Japan (the "offering for sale outside Japan"). Such breakdown is scheduled to be finalized on November 7, 2005, taking into consideration the market demand for the shares and other factors, not exceeding the 24,420,000 shares of common stock, which is the aggregate number of shares to be offered for sale; provided, however, that such aggregate number of shares to be offered for sale through subscription and purchase by the underwriters may be amended thereafter.

(ii) Offering for sale through over-allotments: Up to 4,380,000 shares of common stock

(2) Offer price for the sale: To be determined on November 7, 2005. The offer price for the sale hereunder shall be the same amount as the offer price for the issue of the new shares to be issued under Section 1 above.

(3) Selling shareholders and number of shares to be sold:

(i) Offering for sale through subscription and purchase by the underwriters:

5-33, Kitahama 4-chome, Chuo-ku, Osaka-shi, Osaka,
Sumitomo Metal Industries, Ltd.,
12,210,000 shares;
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo,
Mitsubishi Materials Corporation,
12,210,000 shares.

(ii) Offering for sale through over-allotments:

8-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo,

Daiwa Securities SMBC Co. Ltd.,
Up to 4,380,000 shares.

Up to 28,800,000 shares as a total of (i) and (ii) above.

(4) Method of sale: Concurrent offerings in and outside of Japan.

(i) Offering for sale through subscription and purchase by the underwriters:

(a) Offering for sale in Japan:
Public offering for sale in Japan through subscription and purchase of all of the offered shares by Daiwa Securities SMBC Co. Ltd., Mitsubishi UFJ Securities Co., Ltd., Mizuho Securities Co., Ltd., Nikko Citigroup Limited, Nomura Securities Co., Ltd. and Monex Beans, Inc.

(b) Offering for sale outside Japan:
Offering for sale in overseas markets, mainly in the United States and Europe (provided, however, that the offering in the United States is limited to offerings to qualified institutional buyers, pursuant to Rule 144A under the U.S. Securities Act of 1933), through subscription and purchase of all of the offered shares by Daiwa Securities SMBC Europe Limited, Mitsubishi UFJ Securities International Plc and Goldman Sachs International.

(ii) Offering for sale through over-allotments:
In connection with (a) the offering for

subscription of new shares to be issued under Section 1 above and (b) the offering for sale through subscription and purchase by the underwriters, Daiwa Securities SMBC Co. Ltd. shall have the option to offer additional shares of common stock borrowed from the shareholders of the Company for sale in Japan, taking into consideration the market demand for the offering for subscription of new shares in Japan and the offering for sale under this section. Depending on the market demand, the offering for sale through over-allotments may be reduced, or no offering for sale may be made.

If the issuance of new shares set forth in Section 1 above is cancelled, any offering for sale of existing shares thereunder shall also be cancelled.

(5) Consideration for underwriters: No commission shall be paid for subscription. In place thereof, the sum of the difference between the offer price for the sale and the underwriting price (the amount to be paid by the underwriters to the Company) shall be received by the underwriters. The underwriting price shall be the same amount as the subscription amount for shares to be issued under Section 1 above, and such amount is scheduled to be determined on November 7, 2005.

(6) Period during which applications for subscription are to be accepted by the securities companies: The same as the period during which applications for subscription are to be accepted by the securities companies as described in Section 1 above.

(7) Unit of shares for subscription: The same as the unit of shares for subscription as described in Section 1 above.

(8) Delivery date of share certificates: November 17, 2005 (Thursday)

(9) Other matters in connection with the offering for sale of the shares, for which the authorization of the Board of Directors is required, will be determined at the future Board of Directors meetings.

(10) Among each of the foregoing items, (a) the offering for sale in Japan and (b) the offering for sale through over-allotments shall be subject to the securities registration under the Securities and Exchange Law.

For any press related inquiries concerning this announcement, please contact Public Relations and IR Group, SUMCO CORPORATION. Telephone: 03-5444-3915 (direct)

Exhibit B-5

(Summary English Translation)

July 11, 2005
Sumitomo Mitsubishi Silicon Corporation

Announcement of Change of Company Name

Sumitomo Mitsubishi Silicon Corporation (the head office of which is located in Minato-ku, Tokyo and the president of which is Naoyuki Hosoda) (the "Company") decided to change its company name to SUMCO CORPORATION effective as of August 1, 2005. The Company was formed by integrating the silicon wafer businesses of Sumitomo Metal Industries, Ltd. and Mitsubishi Materials Corporation in February 2002. More than three years have passed since the formation of the Company and now the Company has decided to change its company name to the appellation "SUMCO," which has been used for our brand name, due to its prevalence among our customers.

"SUM" of "SUMCO" reflects our intention to reach the summit of the silicon wafer manufacturing business as the leading company in the world. We intend to leap forward further with this change of our company name.

Description

1. New Company Name
   SUMCO CORPORATION

2. Date of Change
   August 1, 2005

Contact details relevant to this announcement:
Mr. Takaoka, General Affair Department, Mitsubishi Sumitomo Silicon Corporation.
Telephone:03-5444-0808

Exhibit B-6

(Summary English Translation)

March 16, 2005

Sumitomo Mitsubishi Silicon Corporation

SUMCO Announces 300 mm Expansion

Wafer production capacity to increase to 600,000 wafers per month

Sumitomo Mitsubishi Silicon Corporation (SUMCO) has announced plans for expanding production capacity of 300 mm silicon wafers to 600,000 wafers per month by summer 2008 and has begun preparations therefor.

In response to the growing market demand, SUMCO has gradually increased its 300 mm production capacity and is currently operating at full equipment capacity of 300,000 wafers per month. Work is underway to increase SUMCO's production capacity to 400,000 wafers per month by summer 2006. With the demand outlook increasing in the future, SUMCO has made the decision to increase its capacity to 600,000 wafers per month.

SUMCO continues to centralize its wafering operation at its Imari plant in Japan, to effectively utilize company-wide engineering capability and to maximize the cost advantage of volume production. Crystal growing capacity will be expanded at SUMCO's Yonezawa and Saga plants in Japan, where 300 mm crystal growing technology is already in place. The costs required for expanding SUMCO's 300 mm production capacity from 400,000 wafers per month to 600,000 wafers per month is approximately 80 billion yen.

SUMCO continues to position its 300 mm wafer production, for which the demand is expected to keep growing, as the most important business of the company and intends to proactively respond to the worldwide growth and trends of the semiconductor market.

Contact details relevant to this announcement: Mr. Takaoka, General Affair Department, Mitsubishi Sumitomo Silicon Corporation. Telephone: 03-5444-0808

(Summary English Translation)

April 9, 2004
Sumitomo Mitsubishi Silicon Corporation

Notice Concerning Executive Personnel Changes

Sumitomo Mitsubishi Silicon Corporation has decided to make the following executive personnel changes. Such personnel changes will be proposed for approval at the ordinary general meeting of shareholders to be held on April 28, 2004 and the meeting of the Board of Directors to be held after the close of such meeting of shareholders.

1. Change of the Representative Director and change and promotion of Directors with titles. (Current titles are in parentheses.)

Representative Director, President and Director	Naoyuki Hosoda	(Representative Director, Executive Vice President)
Senior Managing Director	Masaki Morikawa	(Managing Director)
Senior Managing Director	Shigetoshi Shibuya	(Managing Director)
Senior Managing Director	Yuichi Muramatsu	(Managing Director)
Senior Managing Director	Yutaka Hirose	(Managing Director)
Advisor and Director	Reijiro Mori	(Representative Director, President and Director)

2. Directors to retire

Senior Managing Director	Tetsuo Kyogoku	
Managing Director	Yasuo Tsujigo	<President and CEO of SUMCO USA Corporation>

3. Candidates for new Corporate Auditors. (Current titles are in parentheses.)

Full-time Corporate Auditor	Fumio Iida	(Managing Director of Japan Super Quartz Corporation)

Note: Although Fumio Iida is currently Managing Director of Japan Super Quartz Corporation, he will retire from such office on April 27, 2004.

Outside Corporate Auditor	Hiroaki Shukuzawa	(Managing Executive Officer of Sumitomo Mitsui Banking Corporation)

4. Corporate Auditors to retire

Corporate Auditor	Tatsuo Hiratsuka
Outside Corporate Auditor	Kenjiro Nakano

Contact details relevant to this announcement: General Affair Department.
Telephone: 03-5444-0808

(Summary English Translation)

May 31, 2005

To Our Shareholders

Naoyuki Hosoda
President and Director
SUMCO
CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo

CONVOCATION NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that the extraordinary general meeting of shareholders of SUMCO CORPORATION (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, after examining the reference documents as set forth below, please affix your seal to the proxy enclosed herewith and send such proxy to us.

Schedule

1. Date and time: Friday, June 24, 2005 at 10:00 a.m.
2. Place: Head office of the Company
   2-1, Shibaura 1-chome, Minato-ku, Tokyo
3. Subject matters of the meeting:

   Matters to be resolved:

   Agenda: Matters concerning a partial amendment to the Articles of Incorporation

   Outline of Agenda is as set forth in the "Reference Documents".

(Summary English Translation)

541-0041

220512007

5-33, Kitahama 4-chome, Chuo-ku,
Osaka-shi, Osaka

Mr. Hiroshi Shimozuma
President
Sumitomo Metal Industries, Ltd.

0V63-00000001-0000002B0 0000017

Notice of the Increase in the Number of Shares as a result of the Stock Split

Through a resolution of the Board of Directors of the Company held on April 26, 2005, a 1,500-for-1 stock split was executed on May 12, 2005 with respect to the shares held by each stockholder and recorded in the last Register of Shareholders on May 12, 2005. We hereby notify you that the increase in the number of shares (common stock) as a result of this stock split is as described in the column below entitled "Increased number of shares resulting from the stock split."

As for the newly issued shares, all such shares have been recorded as being in non-possession of share certificates in the Register of Shareholders, according to your offer.

May 25, 2005

Sumitomo Mitsubishi Silicon Corporation
Naoyuki Hosoda
Representative Director

Increased number of shares resulting from the stock split	Number of fractional shares less than one share
50, 216, 500	0. 00000

Shareholder No. 00000001

1. Particulars of Issued Share Certificates (Increased number of shares in the register of shareholders)

	100-share certificates	Total number of share certificates
Share certificate No.	N/A	
Number of share certificates	0	0

2. Recorded Fractional Unit Shares

Increased number of recorded fractional unit shares	0
Number of recorded fractional unit shares before stock split	0
Total number of recorded fractional unit shares	0

100-8117

220512007

5-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo

Mr. Akihiko Ide
President and Director
Mitsubishi Materials Corporation

0V63-00000002-0000001B0 0000016

Notice of the Increase in the Number of Shares as a result of the Stock Split

Through a resolution of the Board of Directors of the Company held on April 26, 2005, a 1,500-for-1 stock split was executed on May 12, 2005 with respect to the shares held by each stockholder and recorded in the last Register of Shareholders on May 12, 2005. We hereby notify you that the increase in the number of shares (common stock) as a result of this stock split is as described in the column below entitled "Increased number of shares resulting from the stock split."

As for the newly issued shares, all such shares have been recorded as being in non-possession of share certificates in the Register of Shareholders, according to your offer.

May 25, 2005

Sumitomo Mitsubishi Silicon Corporation
Naoyuki Hosoda
Representative Director

Increased number of shares resulting from the stock split
50, 216, 500

Number of fractional shares less than one share
0. 00000

Shareholder No.
00000002

1. Particulars of Issued Share Certificates (Increased number of shares in the register of shareholders)

	100-share certificates	Total number of share certificates
Share certificate No.	N/A	
Number of share certificates	0	0

2. Recorded Fractional Unit Shares

Increased number of recorded fractional unit shares	0
Number of recorded fractional unit shares before stock split	0
Total number of recorded fractional unit shares	0

Exhibit B-10

(Summary English Translation)

April 8, 2005

To Our Shareholders

Naoyuki Hosoda,
President and Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo

**CONVOCATION NOTICE OF
THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS**

Dear Sirs and Madams:

Notice is hereby given that the ordinary general meeting of shareholders of SUMCO CORPORATION (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, after examining the reference documents as set forth below, please affix your seal to the proxy enclosed herewith and send such proxy to us.

Schedule

1. Date and time: Tuesday, April 26, 2005 at 9:00 a.m.
2. Place: Head office of the Company
   2-1, Shibaura 1-chome, Minato-ku, Tokyo
3. Subject matters of the meeting:

   Matters to be reported: Matters concerning the business report, the balance sheet and the profit and loss statement of the 6th term (from February 1, 2004 through January 31, 2005)

   Matters to be resolved:

   First Agendum: Approval of the proposed appropriation of income for the 6th term

   Second Agendum: Partial amendment to the Articles of Incorporation

   Outline of the Agendum is as set forth in the "Reference Documents".

Third Agendum:	Appointment of two (2) Directors
Fourth Agendum:	Appointment of five (5) Corporate Auditors
Fifth Agendum:	Payment of retirement benefits to retired Directors and Corporate Auditors
Sixth Agendum:	Revision of remuneration for Corporate Auditors

Business Report

Development of Business Results and Status of Assets

Category	2nd Term Year ended March 31, 2001	3rd Term Year ended January 31, 2002	4th Term Year ended January 31, 2003	5th Term Year ended January 31, 2004	6th Term Year ended January 31, 2005
Net Sales (million yen)	6,750	10,229	130,416	139,569	165,126
Ordinary income / loss (million yen)	△5	△350	△3,750	7,747	25,498
Net income / loss (million yen)	△7	△351	△31,161	△55,015	11,611
Net income / loss per share (yen)	△743.82	△35,188.41	△1,538,252.68	△2,730,577.08	222,942.27
Net assets (million yen)	484	132	98,753	70,649	82,241
Total assets (million yen)	7,499	73,604	343,257	304,482	296,148

BALANCE SHEET

(As of January 31, 2005)

(million yen)

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Assets	**96,027**	**Current Liabilities**	**116,689**
Cash and deposits	10,685	Notes payable- trade	3,387
Notes receivable- trade	34	Accounts payable- trade	14,092
Accounts receivable- trade	49,356	Short-term loans	76,418
Products	7,603	Accounts payable - other	1,377
Raw materials	4,598	Lease payments payable	310
Work in process	8,184	Accrued expenses	1,048
Supplies	5,538	Accrued income taxes	36
Prepaid expense	275	Accrued bonuses	2,009
Deferred income tax assets	3,741	Notes payable - construction	5,969
Short-term loans	3,129	Accounts payable – construction	11,950
Account receivable – other	1,709	Other	87
Other	1,170	**Long-term liabilities**	**97,217**
Fixed Assets	**200,121**	Long-term debt	84,077
Fixed assets, tangible	**149,538**	Lease Payments payable	2,161
Buildings	45,577	Deferred income tax liabilities on revaluation reserve for land	1,784
Structures	2,502	Liability for retirement benefits	8,310
Machinery and equipment	74,101	Liability for retirement benefits for directors and corporate auditors	256
Vehicles and transportation equipment	110	Other	626
Tools, furniture and fixture	921	**TOTAL LIABILITIES**	**213,906**
Land	13,059	**Shareholders' equity**	
Construction in progress	13,266	**Capital stock**	**58,500**
Fixed assets, intangible	**6,396**	**Capital surplus**	**9,858**
Software	5,139	Capital reserve	9,858
Other	1,257	**Retained earnings**	**11,607**
Investments and other assets	**44,186**	Unappropriated income for the year	11,607
Investment securities	153	**Revaluation reserve for land**	**2,252**
Stocks and investments in subsidiaries	28,442	**Net unrealized gain on available - for - sale securities**	**22**
Long-term loans	2,670	**TOTAL SHAREHOLDERS' EQUITY**	**82,241**
Long-term prepared expenses	399		
Deferred income tax assets	10,912		
Other	1,608		
TOTAL ASSETS	**296,148**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**296,148**

PROFIT AND LOSS STATEMENT

(From February 1, 2004 to January 31, 2005)

(million yen)

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		**165,126**
Net sales	165,126	
Operating Expenses		**134,121**
Cost of sales	122,150	
Selling, general and administrative expenses	11,971	
Operating profit		**31,004**
Non-operating profit and loss		
Non-operating profit		**204**
Interest and dividend income	126	
Other	78	
Non-operating expenses		**5,711**
Interest expenses	3,431	
Loss on sales and disposals of fixed assets	858	
Other	1,421	
Ordinary income		**25,498**
Extraordinary profit and loss		
Extraordinary profit		**329**
Business integration adjustments	287	
Extraordinary profit on sales of fixed assets	42	
Extraordinary loss		**4,770**
Additional payment and related expense for employees' retirement benefit	1,508	
Special depreciation and amortization loss on fixed assets	1,219	
Devaluation loss on share of subsidiary	1,135	
Other	906	
Net income before tax for the year		21,057
Corporation tax, local tax and business tax	44	
Corporate tax and other tax adjustments	9,401	9,446
Net income		11,611
Profits brought forward		-
Reversal of revaluation reserve for land		△3
Unappropriated income for the year		**11,607**

PROPOSED APPROPRIATION OF INCOME

(yen)

Item	Amount
Unappropriated income for the year	11,607,514,959
The above is appropriated as follows.	
Income carried forward	11,607,514,959

Exhibit B-11

(Summary English Translation)

April 9, 2004

To Our Shareholders

Reijiro Mori,
President and Director
SUMCO CORPORATION
2-1, Shibaura 1-chome,
Minato-ku, Tokyo

CONVOCATION NOTICE OF THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

Notice is hereby given that the ordinary general meeting of shareholders of SUMCO CORPORATION (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are not able to attend the meeting, after examining the reference documents as set forth below, please affix your seal to the proxy enclosed herewith and send such proxy to us.

Schedule

1. Date and time: Wednesday, April 28, 2004 at 9:00 a.m.

2. Place: Head office of the Company
   2-1, Shibaura 1-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

   Matters to be reported: Matters concerning the business report, the balance sheet and the profit and loss statement of the 5th term (from February 1, 2003 through January 31, 2004)

   Matters to be resolved:

   First Agendum: Approval of the proposed appropriation of loss for the 5th term

   Second Agendum: Partial amendment to the Articles of Incorporation

   Outline of the Agendum is as set forth in the "Reference Documents".

Third Agendum	Appointment of eight (8) Directors
Fourth Agendum	Appointment of two (2) Corporate Auditors
Fifth Agendum	Payment of retirement benefits to retired Directors and Corporate Auditors

Business Report

Development of Business Results and Status of Assets

Category	1st Term (From July 1999 to March 2000)	2nd Term (From April 2000 to March 2001)	3rd Term (From April 2001 to January 2002)	4th Term (From February 2002 to January 2003)	5th Term (From February 2003 to January 2004)
Net Sales (million yen)	2,998	6,750	10,229	130,416	139,569
Ordinary income / loss (million yen)	△6	△5	△350	△3,750	7,747
Net income / loss (million yen)	△7	△7	△351	△31,161	△55,015
Net income / loss per share (yen)	△779.64	△743.82	△35,188.41	△1,538,252.68	△2,730,577.08
Net assets (million yen)	492	484	132	98,753	70,649
Total assets (million yen)	1,224	7,499	73,604	343,257	304,482

BALANCE SHEET

(As of January 31, 2004)

(thousand yen)

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Assets	**100,046,974**	**Current Liabilities**	**107,247,085**
Cash and deposits	25,076,666	Notes payable- trade	3,271,344
Notes receivable- trade	86,110	Accounts payable- trade	12,648,905
Accounts receivable- trade	40,615,258	Short-term loans	74,146,324
Products	7,230,128	Accounts payable - other	3,969,306
Raw materials	4,194,926	Lease payments payable	304,860
Work in process	7,898,852	Accrued expenses	1,065,982
Supplies	5,374,567	Accrued consumption taxes	79,910
Prepaid expense	361,197	Accrued income taxes	37,229
Deferred income tax assets	1,286,868	Deposits payable	124,808
Short-term loans	6,125,903	Accrued bonuses	1,407,979
Account receivable - other	1,536,994	Notes payable - construction	3,962,072
Other	259,500	Accounts payable - construction	6,228,362
Fixed Assets	**204,435,849**	**Long-term liabilities**	**126,586,364**
Fixed assets, tangible	**142,615,725**	Long-term debt	113,474,586
Buildings	46,968,273	Lease Payments payable	2,472,451
Structures	2,732,437	Deferred income tax liabilities on revaluation reserve for land	1,784,663
Machinery and equipment	67,442,058	Liability for retirement benefits	8,022,833
Vehicles and transportation equipment	155,105	Liability for retirement benefits for directors and corporate auditors	93,958
Tools, furniture and fixture	1,252,597	Other	737,872
Land	13,137,983	**TOTAL LIABILITIES**	**233,833,450**
Construction in progress	10,927,269	**Shareholders' equity**	
Fixed assets, intangible	**7,045,041**	**Capital stock**	**58,500,000**
Software	5,923,203	**Capital surplus**	**64,972,037**
Other	1,121,838	Capital reserve	64,972,037
Investments and other assets	**54,775,082**	**Retained earnings**	**△55,113,496**
Investment securities	183,408	Unappropriated loss for the year	△55,113,496
Stocks and investments in subsidiaries	28,633,443	**Revaluation reserve for land**	**2,248,924**
Long-term loans	1,090,068	**Net unrealized gain on available - for - sale securities**	**41,908**
Long-term prepared expenses	427,877	**TOTAL SHAREHOLDERS' EQUITY**	**70,649,373**
Deferred income tax assets	22,756,489		
Other	1,683,794		
TOTAL ASSETS	**304,482,823**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**304,482,823**

PROFIT AND LOSS STATEMENT

(From February 1, 2003 to January 31, 2004)

(thousand yen)

Item	Amount	
Ordinary profit and loss		
Operating profit and loss		**139,569,816**
Net sales	139,569,816	
Operating Expenses		**126,939,535**
Cost of sales	114,698,874	
Selling, general and administrative expenses	12,240,661	
Operating profit		**12,630,280**
Non-operating profit and loss		
Non-operating profit		**538,716**
Interest and dividend income	375,963	
Other	162,753	
Non-operating expenses		**5,421,256**
Interest expenses	3,705,479	
Foreign exchange loss	1,277,040	
Loss on sales and disposals of fixed assets	131,404	
Other	307,060	
Ordinary income		**7,747,740**
Extraordinary profit and loss		
Extraordinary loss		**61,233,071**
Loss incurred with business restructuring	4,734,563	
Devaluation loss on share of subsidiary and other	55,175,298	
Other	1,323,209	
Net loss before tax for the year		53,485,330
Corporation tax, local tax and business tax		70,511
Corporate tax and other tax adjustments		1,459,675
Net loss		55,015,517
Loss brought forward		-
Reversal of revaluation reserve for land		△97,979
Unappropriated loss for the year		**55,113,496**

PROPOSED APPROPRIATION OF LOSS

(yen)

Item	Amount
Unappropriated loss for the year	55,113,496,896
The above is appropriated as follows.	
Liquidation of capital reserve	55,113,496,896
Loss carried forward	0